

March 8, 2016

Shane Reeves
Chief Executive Officer
American Oil & Gas Inc.
6860 S. Yosemite Court, Suite 2000
Centennial, CO 80112

> **Re:** **American Oil & Gas Inc.**
> **Form 10-K for the Fiscal Year ended January 31, 2015**
> **Filed May 18, 2015**
> **File No. 333-180164**

Dear Mr. Reeves:

We issued a comment to you on the above captioned filing on January 14, 2016. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by March 22, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jenifer Gallagher at (202) 551-3706 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief